UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Firepit, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 16, 2017

Physical address of issuer
1023 Springdale Rd, Austin, TX 78721

Website of issuer
https://pinwheel.com

Name of co-issuer
Pinwheel I EB, a series of Wefunder SPV, LLC

Legal status of co-issuer

    Form
    Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 25, 2023

Physical address of co-issuer
4104 24TH ST, PMB 8113 , San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$936,893.00	$1,387,850.00
Cash & Cash Equivalents	$277,477.00	$621,638.00
Accounts Receivable	$103,207.00	$0.00
Short-term Debt	$1,591,016.00	$596,117.00
Long-term Debt	$1,964,875.00	$1,914,655.00
Revenues/Sales	$5,268,445.00	$4,907,961.00
Cost of Goods Sold	$2,771,047.00	$3,216,127.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,504,763.00	-$1,956,996.00

April 3, 2024

FORM C-AR

Firepit, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Firepit, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://pinwheel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 3, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions,

results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Firepit, Inc. (the "Company") is a Delaware Corporation, formed on May 16, 2017. The Company is currently also conducting business under the name of Pinwheel.

The Company is located at 1023 Springdale Rd, Austin, TX 78721.

The Company's website is https://pinwheel.com.

The information available on or through our website is not a part of this Form C-AR.

Pinwheel I EB, a series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on August 25, 2023.

The Co-Issuer is located at 4104 24TH ST, PMB 8113, San Francisco, CA 94114 .

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C-AR. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-AR.

The Business

We have built a suite of software on top of the Android Operating System. Settings, VPN (virtual private network), mobile-device-management, contacts, messages, launcher, and caregiver apps as well as backend services combine to provide the full offering.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must

rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

We are a company with limited operational history and as such our brand and market presence is likewise limited.

We are dependent on our founder and a small leadership team providing their time and talents to Pinwheel. Should any manager's ability to continue to serve diminish due to unforeseen personal life circumstances, the company may be impacted.

We are dependent on a number of third party entities to achieve revenue milestones. Should third parties change their strategic direction and therefore their relationship intentions with us, we may be impacted.

We operate in a dynamic and competitive consumer marketplace of products and services. Should competitors change their products or strategies, we could be impacted.

There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Investing in startups is risky. You should not invest beyond what you are comfortable losing.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We have built a suite of software on top of the Android Operating System. Settings, VPN (virtual private network), mobile-device-management, contacts, messages, launcher, and caregiver apps as well as backend services combine to provide the full offering.

Business Plan - The Company

We plan to launch a new product and move into international opportunities for the first time. These will offer new growth pathways. In addition, we continue to improve unit economics and margins through efficiency-focused projects.

Business Plan - The Co-Issuer

Pinwheel I EB, a series of Wefunder SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Smartphone Operating System		Parents and caregivers who want specially designed tech options for their kids & teens.

We are really excited to be adding to our existing suite of kid appropriate software with PinwheelGPT, an Al-chat interface app designed specifically for kids &teens.

Pinwheel is sold mostly on pinwheel.com directly to customers. Launched Amazon.com listings in Dec. 2022.

Competition

The Company's primary competitors are Gabb, Jight, Troomi, Techless, Android, Apple .

We operate in a dynamic and competitive consumer marketplace of products and services.

Customer Base

The Company's customers are primarily parents and caregivers.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1023 Springdale Rd, Austin, TX 78721

The Company conducts business in AL, AK, AZ, AR, CA, CO, DE, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NK, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WY, B5, GU, PR, VI, 1V.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Allison Van Houten

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer, 2022

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chia Network
Chief Marketing Officer
May 2022 - Present

Pinwheel Kids' & Teens' Phone Board Director
July 2022 - Present

San Francisco SPCA
Board Director; Chair, Corporate Dev. Committee; Member, Finance & Dev. Committees
November 2021 - Present

Epic for Kids Chief Marketing Officer
March 2020 - May 2022

Education

University of Michigan - Stephen M. Ross School of Business MBA, Marketing and Strategy

Boston University Bachelor of Science (Magna cum Laude), Communication and Advertising

---

Name

Michael Dowdle

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founding Partner, 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Circadian Ventures
Founding Partner
October 2020 - Present

ketteQ Investor & Board Observer
March 2023 - Present

dataplor

Investor
December 2022 - Present

Octane11
Investor
June 2022 - Present

Chattr
Investor
April 2022 - Present

Coginiti Investor & Board of Directors
April 2022 - Present

Cloud Range
Investor & Board of Directors
January 2022 -Present

Cloverly
Investor & Board of Directors
June 2021 - Present

Rent Ready
Investor
March 2021 - Present

Pinwheel healthy kids phone
Investor & Board of Directors
January 2021 - Present

Voxie
Investor
November 2020 - Present

IRALOGIX
Investor & Board of Directors
November 2020 - Present

Education

University of Wisconsin-Madison BA, Communications Loyola Academy

---

Name

Dane Witbeck

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Pinwheel Kids' & Teens' Phone
CEO & Co-Founder
September 2019 - Present

Techstars Techstars
Mentor
November 2019 - Present

Vesper Ventures
Angel Investor
October 2016 - November 2019

Education

Stanford University Stanford Graduate School of Business (@stanfordlead), Business Administration and Management, General (2019 - 2020)

Georgia Institute of Technology BS, Materials Science and Engineering

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dane Witbeck

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Pinwheel Kids' & Teens' Phone
CEO & Co-Founder
September 2019 - Present

Techstars Techstars
Mentor
November 2019 - Present

Vesper Ventures
Angel Investor
October 2016 - November 2019

Education

Stanford University Stanford Graduate School of Business (@stanfordlead), Business Administration and Management, General (2019 - 2020)

Georgia Institute of Technology BS, Materials Science and Engineering

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 12 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,263,097
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.

Type of security	Series Seed- 2D Preferred Stock
Amount outstanding	779,339
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.

Type of security	Series Seed- 2C Preferred Stock
Amount outstanding	123,000
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.

Type of security	Series Seed- 2B Preferred Stock
Amount outstanding	514,384
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.

Type of security	Series Seed- 2A Preferred Stock
Amount outstanding	425,238
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	252,550
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.

Type of security	Series Seed Preferred Stock
Amount outstanding	588,234
Voting Rights	yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way.

Type of security	Convertible Notes
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Options
Amount outstanding	826,600
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Dane Witbeck
Amount outstanding	$150,000.00
Interest rate and payment schedule	12.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 25, 2024
Other material terms	

Type of debt	Loan
Name of creditor	STRATA Trust FBO Thomas O. Miesner
Amount outstanding	$47,000.00
Interest rate and payment schedule	12.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 23, 2024
Other material terms	

Type of debt	Loan
Name of creditor	Lewis Wright
Amount outstanding	$150,000.00
Interest rate and payment schedule	12.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	August 26, 2024
Other material terms	

Type of debt	Loan
Name of creditor	Stripe
Amount outstanding	$250,000.00
Interest rate and payment schedule	7.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	November 1, 2023
Other material terms	

Type of debt	Convertible Notes
Name of creditor	$100,000.00
Amount outstanding	
Interest rate and payment schedule	8.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	September 1, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$17,600.00
Interest rate and payment schedule	8.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 14, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	
Amount outstanding	$1,600,000.00
Interest rate and payment schedule	8.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 24, 2025
Other material terms	

The total amount of outstanding debt of the company is $2,214,600.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	145,000		General operations	November 1, 2020	Section 4(a)(2)
Convertible Notes	300,000		General operations	January 1, 2021	Section 4(a)(2)
Convertible Notes	527,000		General operations	February 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	60,000		General operations	August 1, 2021	Section 4(a)(2)
Preferred Stock	1,500,000		General operations	December 1, 2022	Section 4(a)(2)
Convertible Notes	100,000		General operations	August 1, 2022	Section 4(a)(2)
Convertible Notes	17,600		General operations	December 1, 2022	Section 4(a)(2)
Convertible Notes	1,600,000		General operations	December 1, 2022	Section 4(a)(2)
Convertible Notes	50,000	$228,636.00	41% towards marketing, 26% towards product improvements, 18% ni working capital, 10% towards partnerships in distribution, 5% towards Wefunder Fees.	September 8, 2023	Regulation CF

Ownership of the Company

A majority of the Company is owned by Dave Witbeck.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Dane Witbeck	53.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since 2017, we have:
- Over $10,000,000 in total revenue
- Over 30,000 phones shipped
- Over $4,000,000 in capital raised from VC firms (Circadian and Drumbeat Ventures) and angels.
- 4.7 Star Rating across more than 750 reviews on Google and TrustPilot.
- Highlighted in major press outlets like the WSJ, NYT, USA Today, and The Today Show.
- Massive growing consumer market for specially-designed tech options for kids & teens.

We plan to launch a new product and move into international opportunities for the first time. These will offer new growth pathways. In addition, we continue to improve unit economics and margins through efficiency-focused projects.

Liquidity and Capital Resources

On November 1, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and sold 145,000 preferred stock.

On January 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and sold 300,000 convetible notes .

On February 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and sold 527,000 convertible notes .

On August 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and sold 60,000 SAFE.

On December 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and sold 1,500,000 preferred stock .

On August 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and sold 100,000 convertible notes.

On December 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and sold 17,600 convertible notes.

On December 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and sold 1,600,000 convertible notes.

On September 8, 2023 the Company conducted an offering pursuant to Regulation CF/ The Company sold 50,000 convertivle notes and raised $228,636.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Dane Witbeck
Relationship to the Company	CEO
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Dane Witbeck
Relationship to the Company	CEO
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan

Related Person/Entity	Dane Witbeck
Relationship to the Company	CEO
Total amount of money involved	$43,305.44
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Security Holder

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dane Witbeck
(Signature)

Dane Witbeck
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dane Witbeck
(Signature)

Dane Witbeck
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Dane Witbeck
(Signature)

Dane Witbeck
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

FirePit Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Analysis Checking (0150)	344,452.84
1020 Capital One (6545)	221,887.07
1040 Chargify/ Stripe Clearing Account USD	44,191.55
1041 Amazon Clearing Account	11,041.71
1080 PayPal Bank	65.09
1090 Shopify clearing	0.00
Total Bank Accounts	**$621,638.26**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1280 Inventory Asset	388,250.27
1300 Loans To Officers	0.00
1400 Mint Receivables	910.00
1450 USMobile receivables	3,625.00
1500 Prepaid Expenses	47,957.15
1720 Stripe Interest prepayment	0.00
1760 Undeposited Funds	0.00
1770 Prepaid Sim available	14,900.00
Total Other Current Assets	**$455,642.42**
Total Current Assets	**$1,077,280.68**
Fixed Assets	
1600 R&D	
1680 Subcontractors - Product R&D	293,322.97
Total 1600 R&D	**293,322.97**
Total Fixed Assets	**$293,322.97**
Other Assets	
1700 Security deposits	11,246.00
1780 Intangible Asset - Domain Name	6,000.00
Total Other Assets	**$17,246.00**
TOTAL ASSETS	**$1,387,849.65**

FirePit Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	178,584.92
Total Accounts Payable	**$178,584.92**
Credit Cards	
2100 Divvy	33,826.87
2120 Brex Credit Card	0.00
2150 Line of Credit from Clear Co	0.00
Total Credit Cards	**$33,826.87**
Other Current Liabilities	
2300 Dane Inventory Loan	150,000.00
2320 Internal Deferred Revenue	221,763.87
2330 Amazon Deferred Revenue	4,528.76
2340 Loan From Equity Trust Company	0.00
2360 Loan From Lewis Wight	150,000.00
2380 Loan From STRATA Trust	46,000.00
2400 Payroll liabilities	0.00
2410 Other Accrued Expenses	13,298.82
2450 Sales Tax Payable	63,961.79
2500 Short Term Debt	0.00
2550 Stripe loan	0.00
Total Other Current Liabilities	**$649,553.24**
Total Current Liabilities	**$861,965.03**
Long-Term Liabilities	
2650 Convertible Notes Payable	1,617,600.00
2651 Accrued interest	31,206.64
Total 2650 Convertible Notes Payable	**1,648,806.64**
2700 PPP Loan	0.00
Total Long-Term Liabilities	**$1,648,806.64**
Total Liabilities	**$2,510,771.67**
Equity	
3000 Additional Paid-In Capital	265,639.69
3100 Founders Common Shares	40.00
3200 Non-founder Common Stock	0.15
3500 Retained Earnings	-2,283,216.19

	TOTAL
3600 Series Seed 2	
3620 Series Seed-2A Preferred Stock	313,445.21
3640 Series Seed-2B Preferred Stock	547,665.34
3660 Series Seed-2C Preferred Stock	60,000.00
3680 Series Seed-2D Preferred Stock	1,500,000.00
Total 3600 Series Seed 2	**2,421,110.55**
3700 Series Seed-1	
3720 Series Seed-1 Preferred Stock Shares	284,999.84
3740 Series Seed-1 Preferred Stock Shares Received Upon Exchange	145,500.00
Total 3700 Series Seed-1	**430,499.84**
Net Income	-1,956,996.06
Total Equity	**$ -1,122,922.02**
TOTAL LIABILITIES AND EQUITY	**$1,387,849.65**

FirePit Inc.

Profit and Loss by Month

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Income													
4000 Internal Subscription Revenue	113,663.52	116,052.45	121,309.05	126,576.78	134,399.95	142375.81	145,266.87	158,928.64	165,280.46	168,290.62	169,785.56	172,743.06	$1,734,672.77
4001 Internal Annual Subscription								91.49	3,329.21	5,417.99	13,879.74	22,225.85	$44,944.28
4003 Amazon Sales												841.25	$841.25
4100 Hardware Sales													$0.00
4120 Accessories	10,642.59	14,431.64	15,579.15	16,410.20	15,659.21	14823.65	17,945.54	26,364.38	17,750.20	15,180.06	28,941.71	22,587.02	$216,315.35
4140 Phones	158,145.12	160,077.12	200,626.00	231,961.00	297,213.00	231,719.55	359,508.82	410,094.00	259,893.00	209,607.10	416,795.50	344,995.10	$3,280,635.31
Total 4100 Hardware Sales	**168,787.71**	**174,508.76**	**216,205.15**	**248,371.20**	**312,872.21**	**246,543.20**	**377,454.36**	**436,458.38**	**277,643.20**	**224,787.16**	**445,737.21**	**367,582.12**	**$3,496,950.66**
4200 Shipping Income	3,046.61	2,985.00	4,275.00	4,710.00	5,775.00	5,301.66	5,673.60	8,287.74	6,257.34	5,375.00	4,104.10	5,775.00	$61,566.05
4250 Prepaid SIM Income											14,700.00	10,400.00	$25,100.00
4300 Mint	2,540.00	1,400.00	1,810.00	1,820.00	1,990.00	860.00	2,050.00	2,990.00	1,810.00	1,890.00	870.00	910.00	$20,940.00
4350 USMobile											100.00	3,525.00	$3,625.00
4400 Sales Refund	-32,294.14	-19,913.81	-20,038.59	-12,981.93	-16,644.19	-23,912.33	-17,649.17	-21,401.15	-23,177.76	-14,867.35	-17,578.36	-23,143.58	$ -243,602.36
4500 Discounts given	-5,247.52	-4,509.00	-8,412.02	-8,603.08	-13,527.90	-7,675.13	-34,881.19	-17,057.48	-9,460.35	-7,655.69	-8,642.06	-9,515.69	$ -135,187.11
4550 Bundle Discounts											-56,555.00	-45,335.00	$ -101,890.00
Total Income	**$250,496.18**	**$270,523.40**	**$315,148.59**	**$359,892.97**	**$424,865.07**	**$363,493.21**	**$477,914.47**	**$568,297.62**	**$421,682.10**	**$383,237.73**	**$566,401.19**	**$506,008.01**	**$4,907,960.54**
Cost of Goods Sold													
5100 Subscriptions costs													$0.00
5120 Server Infrastructure - Hosting (AWS, Twilio, etc)	9,995.99	9,441.61	9,403.04	10,120.23	10,337.12	9,855.48	8,768.88	16,849.82	23,510.18	18,078.72	18,530.81	22,235.92	$167,127.80
5140 Subcontracted Services - COR	8,325.00	8,910.00	9,395.00	10,145.00	11,120.00	11,820.00	12,740.00	13,995.00	14,499.00	14,870.20	15,305.00	15,356.94	$146,481.14
5160 Wholesale Cellular Plans - COR	311.72	287.34	82.29	122.22	149.77	82.30	82.30	1,198.21	82.30	129.71	160.92	201.76	$2,890.84
Total 5100 Subscriptions costs	**18,632.71**	**18,638.95**	**18,880.33**	**20,387.45**	**21,606.89**	**21,757.78**	**21,591.18**	**32,043.03**	**38,091.48**	**33,078.63**	**33,996.73**	**37,794.62**	**$316,499.78**
5200 Hardware													$0.00
5220 Accessories, Cases, Chargers, Manuals for resale	1,216.78			13.45	2,446.60	44.75	242.14	104.47		324.03	526.10	1,602.11	$6,520.43
5240 Phones - Bought Wholesale	111,354.57	99,954.03	122,600.32	182,792.21	219,257.38	172,205.86	219,635.01	267,264.74	177,962.02	157,011.34	260,163.48	222,426.25	$2,212,627.21
Total 5200 Hardware	**112,571.35**	**99,954.03**	**122,600.32**	**182,805.66**	**221,703.98**	**172,250.61**	**219,877.15**	**267,369.21**	**177,962.02**	**157,335.37**	**260,689.58**	**224,028.36**	**$2,219,147.64**
5300 Logistics, Shipping, 3PL Services	31,520.02	30,831.33	36,874.71	32,997.73	32,052.23	39,387.62	37,792.10	36,919.44	39,962.12	44,275.60	31,499.93	55,453.69	$449,566.52
5301 Amazon logistics												6.52	$6.52
Total 5300 Logistics, Shipping, 3PL Services	**31,520.02**	**30,831.33**	**36,874.71**	**32,997.73**	**32,052.23**	**39,387.62**	**37,792.10**	**36,919.44**	**39,962.12**	**44,275.60**	**31,499.93**	**55,460.21**	**$449,573.04**
5400 Employee Costs													$0.00
5410 Customer Care Salaries & Wages	16,486.41	16,243.66	17,191.77	16,418.95	15,597.35	14,948.36	16,816.30	19,216.87	17,902.24	18,176.62	17,916.30	18,891.78	$205,806.61
Total 5400 Employee Costs	**16,486.41**	**16,243.66**	**17,191.77**	**16,418.95**	**15,597.35**	**14,948.36**	**16,816.30**	**19,216.87**	**17,902.24**	**18,176.62**	**17,916.30**	**18,891.78**	**$205,806.61**
5500 Prepaid SIM											14,700.00	10,400.00	$25,100.00
Total Cost of Goods Sold	**$179,210.49**	**$165,667.97**	**$195,547.13**	**$252,609.79**	**$290,960.45**	**$248,344.37**	**$296,076.73**	**$355,548.55**	**$273,917.86**	**$252,866.22**	**$358,802.54**	**$346,574.97**	**$3,216,127.07**
GROSS PROFIT	**$71,285.69**	**$104,855.43**	**$119,601.46**	**$107,283.18**	**$133,904.62**	**$115,148.84**	**$181,837.74**	**$212,749.07**	**$147,764.24**	**$130,371.51**	**$207,598.65**	**$159,433.04**	**$1,691,833.47**
Expenses													
01 Sales & Marketing													$0.00
6110 Affiliate commission											75.00		$75.00
6120 Marketing Salaries & Wages	28,996.66	28,996.66	28,996.66	26,598.48	26,799.99	22,193.93	14,383.34	14,383.34	18,383.34	20,800.01	33,216.68	33,298.36	$297,047.45
6130 Marketing Benefits												1,058.20	$1,058.20
6140 Marketing Payroll Taxes	2,121.64	1,653.88	1,583.32	1,294.14	1,294.14	1,294.14	733.12	733.12	733.12	1,435.74	1,329.11	1,526.74	$15,732.21
6150 Conferences - S&M	3,000.00	700.00	432.24		408.00			16.00		500.00		399.00	$5,455.24
6160 Facebook or Instagram Ads	34,668.36	26,098.56	25,189.21	17,327.47	15,478.94	19,190.83	21,601.67	23,596.25	25,172.93	20,160.07	30,763.70	40,097.84	$299,345.83
6170 Google Ads	40,667.70	35,938.33	32,802.26	30,658.00	34,513.67	34,227.07	33,261.87	34,890.85	33,388.86	32,006.01	35,037.98	47,576.30	$424,968.90
6180 Other Digital Ads - S&M	89.62	241.56	1,228.00	1,295.00	990.85	1,928.04		171.09	200.00	291.42	113.88	1,239.88	$7,789.34
6185 PR	116.26	-152.59	933.34	300.00	260.60	128.38	102.57	363.59	134.45	15.00	289.68	106.20	$2,597.48
6188 Amazon Advertising												2,863.21	$2,863.21
6190 SaaS and Tools - S&M	2,647.98	1,361.50	6,283.11	4,960.90	3,535.66	2,526.44	2,359.80	2,441.78	2,822.31	2,946.12	3,124.06	3,618.05	$38,627.71
6195 Subcontractors - S&M	13,488.05	8,869.12	7,979.24	11,982.69	33,067.84	25,566.71	19,704.28	22,036.07	15,098.33	18,248.57	17,670.70	11,333.85	$205,045.45
Total 01 Sales & Marketing	**125,796.27**	**103,707.02**	**105,427.38**	**94,416.68**	**116,349.69**	**107,055.54**	**92,146.65**	**98,632.09**	**95,933.34**	**96,402.94**	**121,620.79**	**143,117.63**	**$1,300,606.02**

FirePit Inc.

Profit and Loss by Month
January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
02 Product Development													$0.00
6220 Product Salaries & Wages	50,116.49	50,441.83	50,472.38	50,184.03	48,994.40	42,441.90	50,735.96	50,291.13	68,691.20	72,881.03	75,326.94	65,660.06	$676,237.35
6230 Product Benefits												2,027.76	$2,027.76
6240 Product Payroll Taxes	2,303.13	1,995.51	1,880.64	1,880.64	1,759.78	1,190.18	1,880.62	1,880.62	1,880.62	2,373.50	1,499.63	2,525.05	$23,049.92
6241 Product SaaS	397.59	285.50	3,794.07	286.74	278.62	259.01	255.01	253.44	288.21	283.89	271.32	520.44	$7,173.84
6242 Other Product Development Costs	999.64	1,073.34	3,596.57	212.57	5,016.53	3,131.91	14.99	749.62	818.43	733.08	1,525.80	2,355.06	$20,227.54
Total 02 Product Development	53,816.85	53,796.18	59,743.66	52,563.98	56,049.33	47,023.00	52,886.58	53,174.81	71,678.46	76,271.50	78,623.69	73,088.37	$728,716.41
03 General & Administrative Expenses													$0.00
6305 Bank Charges & Fees	176.55	177.00	148.00	113.00	202.00	167.00	286.00	385.00	348.00	245.00	357.23	397.00	$3,001.78
6310 Business Insurance	102.29												$102.29
6315 General Admin SaaS	6,273.56	6,060.75	8,113.13	8,860.12	8,512.03	9,206.86	7,274.26	9,533.75	8,872.12	13,164.54	13,397.45	9,253.37	$108,521.94
6320 Legal & Professional Services	959.81	11,505.81	7,419.07	5,717.82	2,877.81	7,190.54	3,344.84	2,164.00	8,283.00	5,294.07	15,848.81	2,498.81	$73,104.39
6325 Meals & Entertainment - Employee Happiness	3,797.45	41.02	1,465.13	221.44	313.20	545.86	319.87	293.57	870.32	454.28	226.61	2,299.78	$10,848.53
6330 Merchant Processing Fees	13,821.49	14,033.24	16,225.87	17,552.50	20,835.67	18,684.74	22,943.95	27,330.10	16,672.29	20,212.19	30,140.04	26,935.94	$245,388.02
6335 Office Supplies	578.27	10,487.44	4,942.34	5,360.35	5,122.78	6,477.89	4,331.34	1,791.92	6,812.18	1,024.44	560.09	3,617.26	$51,106.30
6338 Utilities		1,912.41	1,912.41	1,912.41	1,912.41	1,912.41	2,184.19	1,912.41	2,048.29	2,048.29	2,048.29	2,048.29	$21,851.81
6340 Other Business Expenses	2,033.31	4,294.85	4,404.91	2,098.90	618.59	679.42	276.96	536.22	3,473.54	3,004.17	1,655.16	2,053.67	$25,129.70
6342 Donation					1.00	2,500.00	10,000.00	5,000.00					$17,501.00
6345 PayPal Fees	-0.80												$ -0.80
6348 Amazon Fees											1,921.15		$1,921.15
6350 Phone and Internet	100.00	751.79	144.10	942.43	138.60	346.96	368.85	741.16	638.92	189.98	250.76		$4,613.55
6360 Rent & Lease	4,650.00	5,173.00	5,173.00	5,734.41	5,173.00	5,202.00	5,498.00	5,548.00	5,548.00	5,548.00	5,548.00	5,548.00	$64,343.41
6365 Subcontractor - General & Administrative	4,297.33	5,298.99	5,943.01	4,394.16	6,735.04	4,855.95	5,555.93	6,454.71	5,725.31	5,466.95	5,917.16	4,625.68	$65,270.22
6370 Taxes & Licenses				706.79	2,370.05	48.00			304.94		146.99	164.56	$3,741.33
6375 Travel	-2,470.66	824.36	2,034.60	902.65	610.23	1,331.01	5.00		209.21	1,089.81	674.96	685.19	$5,896.36
6384 Employee Salaries	0.00	0.00											$0.00
6386 G&A Salaries & Wages	55,592.50	56,693.56	67,516.21	67,307.31	73,446.95	57,827.73	57,853.67	61,104.14	58,544.88	65,504.95	63,013.24	62,756.89	$747,162.03
6387 G&A Benefits												2,540.72	$2,540.72
6388 Payroll Tax	0.00	0.00											$0.00
6390 G&A Payroll Taxes	3,508.56	2,775.41	3,907.50	4,372.28	4,251.54	3,055.52	3,132.04	3,025.05	3,015.38	3,015.38	3,015.38	3,672.14	$40,746.18
6391 Share-Based Compensation												11,097.48	$11,097.48
Total 03 General & Administrative Expenses	93,419.66	120,029.63	129,349.28	126,196.57	133,120.90	120,031.89	123,374.90	125,820.03	121,366.38	126,262.05	142,800.17	142,115.93	$1,503,887.39
Total Expenses	$273,032.78	$277,532.83	$294,520.32	$273,177.23	$305,519.92	$274,110.43	$268,408.13	$277,626.93	$288,978.18	$298,936.49	$343,044.65	$358,321.93	$3,533,209.82
NET OPERATING INCOME	$ -201,747.09	$ -172,677.40	$ -174,918.86	$ -165,894.05	$ -171,615.30	$ -158,961.59	$ -86,570.39	$ -64,877.86	$ -141,213.94	$ -168,564.98	$ -135,446.00	$ -198,888.89	$ -1,841,376.35
Other Income													
6600 Other Income			3,823.31			5,210.54					5,385.10		$14,418.95
Total Other Income	$0.00	$0.00	$3,823.31	$0.00	$0.00	$5,210.54	$0.00	$0.00	$0.00	$0.00	$5,385.10	$0.00	$14,418.95
Other Expenses													
6700 Interest Expense	1,103.27	3,475.47	17,480.88	2,372.20	118.25	9,660.29	9,469.81	11,849.64	15,173.89	20,203.45	17,902.43	21,229.08	$130,038.66
Total Other Expenses	$1,103.27	$3,475.47	$17,480.88	$2,372.20	$118.25	$9,660.29	$9,469.81	$11,849.64	$15,173.89	$20,203.45	$17,902.43	$21,229.08	$130,038.66
NET OTHER INCOME	$ -1,103.27	$ -3,475.47	$ -13,657.57	$ -2,372.20	$ -118.25	$ -4,449.75	$ -9,469.81	$ -11,849.64	$ -15,173.89	$ -20,203.45	$ -12,517.33	$ -21,229.08	$ -115,619.71
NET INCOME	$ -202,850.36	$ -176,152.87	$ -188,576.43	$ -168,266.25	$ -171,733.55	$ -163,411.34	$ -96,040.20	$ -76,727.50	$ -156,387.83	$ -188,768.43	$ -147,963.33	$ -220,117.97	$ -1,956,996.06

FirePit Inc.

Profit and Loss by Month
January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
Income													
4000 Internal Subscription Revenue	169,672.11	165,115.69	163,929.45	161,767.68	167,186.75	164,668.97	162,245.85	161,452.39	160,333.67	157,400.74	156,876.48	167,152.94	$1,957,802.72
4001 Internal Annual Subscription	24,710.34	26,606.67	29,031.20	31,982.81	37,290.19	43,477.51	50,127.71	57,052.68	63,131.10	66,497.91	67,797.22	68,706.80	$566,412.14
4002 Internal Quarterly Subscription											3,049.39	6,315.40	$9,364.79
4003 Amazon Sales	1,105.00	1,380.00	1,950.00	2,078.75	2,583.75	3,108.75	4,125.00	5,128.75	5,802.50	6,251.25	5,798.75	5,995.00	$45,307.50
4004 Device Insurance	1,509.77	2,989.60	2,669.64	4,739.29	7,608.87	10,833.34	12,698.14	19,967.11	12,818.18	8,678.75	13,643.04	14,132.69	$112,288.42
4005 GPT Subscription						13.33	13.33	46.66	46.66	53.33	53.33	73.32	$299.96
4100 Hardware Sales													$0.00
4120 Accessories	10,013.39	9,543.62	12,255.24	11,329.21	12,979.70	11,272.39	14,194.15	18,942.39	15,062.08	11,534.14	20,617.20	18,710.47	$166,453.98
4140 Phones	133,163.40	137,442.50	155,613.00	167,923.01	256,996.00	277,256.00	312,522.00	403,988.00	260,838.00	183,707.00	305,420.00	308,830.00	$2,903,698.91
Total 4100 Hardware Sales	143,176.79	146,986.12	167,868.24	179,252.22	269,975.70	288,528.39	326,716.15	422,930.39	275,900.08	195,241.14	326,037.20	327,540.47	$3,070,152.89
4200 Shipping Income	2,644.99	2,835.00	2,955.00	3,015.00	2,770.00	3,000.00	535.00	155.00	190.00	1,945.00	2,495.00	5,980.00	$28,519.99
4250 Prepaid SIM Income	1,600.00	3,000.00	4,300.00	5,500.00	11,198.00	8,698.00	9,900.00	16,200.00	9,100.00	5,400.00	7,300.00	10,300.00	$92,496.00
4300 Mint	2,940.00	550.00	830.00	1,070.00	590.00	1,300.00	930.00	1,300.00	420.00	570.00	190.00	1,370.00	$12,060.00
4350 USMobile	7,935.00	1,700.00	1,600.00	1,150.00	1,425.00	2,429.00	2,685.00	1,600.00	4,485.00	2,275.00	1,350.00	3,525.00	$32,159.00
4400 Sales Refund	-29,025.81	-17,684.34	-13,266.06	-9,524.04	-21,939.50	-20,065.68	-34,057.90	-40,955.98	-44,207.79	-24,929.13	-24,761.70	-24,844.06	$ -305,261.99
4500 Discounts given	-5,036.27	-5,383.56	-4,611.23	-4,313.61	-6,883.81	-9,007.80	-13,687.84	-14,755.11	-11,522.02	-8,740.63	-46,526.66	-31,127.45	$ -161,595.99
4550 Bundle Discounts	-4,580.00	-5,295.00	-8,135.00	-10,390.00	-19,566.00	-17,860.00	-17,657.00	-26,784.00	-15,107.00	-8,997.00	-30,058.00	-34,285.00	$ -198,714.00
Total Income	$316,651.92	$322,800.18	$349,121.24	$366,328.10	$452,238.95	$479,123.81	$504,573.44	$603,337.89	$461,390.38	$401,646.36	$483,244.05	$520,835.11	$5,261,291.43
Cost of Goods Sold													
5100 Subscriptions costs													$0.00
5120 Server Infrastructure - Hosting (AWS, Twilio, etc)	28,167.44	21,537.41	28,557.01	21,116.51	21,248.75	22,496.35	22,345.56	23,192.64	23,822.80	22,412.80	25,206.22	21,336.23	$281,439.72
5140 Subcontracted Services - COR	14,720.00	14,483.18	13,938.18	13,943.18	13,523.13	9,188.13	8,733.13	8,315.41	7,787.72	7,332.79	7,167.79	6,077.05	$125,209.69
5160 Wholesale Cellular Plans - COR	117.34	135.49	443.71	133.16	300.16	1,049.90	100.24	250.61	16.82		151.04	500.00	$3,198.47
Total 5100 Subscriptions costs	43,004.78	36,156.08	42,938.90	35,192.85	35,072.04	32,734.38	31,178.93	31,758.66	31,627.34	29,745.59	32,525.05	27,913.28	$409,847.88
5200 Hardware													$0.00
5220 Accessories, Cases, Chargers, Manuals for resale	900.00				8,497.77		1,265.46	14,948.97	606.28		682.35	8,951.84	$35,852.67
5240 Phones - Bought Wholesale	43,183.73	32,396.87	103,875.78	91,295.36	148,275.60	156,954.27	203,667.64	157,927.22	146,145.12	108,174.40	166,192.31	192,798.36	$1,550,886.66
5260 Product Protection	1,116.31	2,295.71	2,019.62	3,360.34	5,579.78	7,849.62	9,377.68	14,980.21	9,579.73	6,545.93	10,305.36	10,735.72	$83,746.01
Total 5200 Hardware	45,200.04	34,692.58	105,895.40	94,655.70	162,353.15	164,803.89	214,310.78	187,856.40	156,331.13	114,720.33	177,180.02	212,485.92	$1,670,485.34
5300 Logistics, Shipping, 3PL Services	20,715.48	18,966.73	19,196.50	18,727.22	28,673.64	35,227.66	23,413.10	19,782.78	15,233.82	17,911.21	20,935.32	27,606.75	$266,390.21
5301 Amazon logistics			32.88	29.64	13.69	22.14	1,531.24	15,974.07	13,420.92	2,081.11	4,355.85	466.62	$37,928.16
Total 5300 Logistics, Shipping, 3PL Services	20,715.48	18,966.73	19,229.38	18,756.86	28,687.33	35,249.80	24,944.34	35,756.85	28,654.74	19,992.32	25,291.17	28,073.37	$304,318.37
5400 Employee Costs													$0.00
5410 Customer Care Salaries & Wages	20,411.92	17,824.77	24,508.25	21,101.49	24,358.60	22,474.09	22,007.59	21,621.94	23,811.22	32,381.28	32,686.59	30,591.56	$293,779.30
Total 5400 Employee Costs	20,411.92	17,824.77	24,508.25	21,101.49	24,358.60	22,474.09	22,007.59	21,621.94	23,811.22	32,381.28	32,686.59	30,591.56	$293,779.30
5500 Prepaid SIM	1,600.00	3,120.00	4,300.00	5,500.00	11,198.00	8,698.00	9,900.00	16,200.00	9,100.00	5,400.00	7,300.00	10,300.00	$92,616.00
Total Cost of Goods Sold	$130,932.22	$110,760.16	$196,871.93	$175,206.90	$261,669.12	$263,960.16	$302,341.64	$293,193.85	$249,524.43	$202,239.52	$274,982.83	$309,364.13	$2,771,046.89
GROSS PROFIT	$185,719.70	$212,040.02	$152,249.31	$191,121.20	$190,569.83	$215,163.65	$202,231.80	$310,144.04	$211,865.95	$199,406.84	$208,261.22	$211,470.98	$2,490,244.54
Expenses													
01 Sales & Marketing													$0.00
6110 Affiliate commission	1,550.00	2,395.00	2,660.00	3,200.00	5,125.00	6,250.00	6,355.00	7,140.00	4,645.00	3,655.00	3,295.00	2,840.00	$49,110.00
6120 Marketing Salaries & Wages	34,989.00	35,460.34	35,633.72	35,928.55	35,984.25	35,932.72	36,289.40	36,415.64	29,263.60	28,844.94	13,198.03	13,312.66	$371,252.85
6130 Marketing Benefits	529.10	400.89	400.89	400.89	400.89	3,220.23	1,333.85	1,333.85	1,352.16	703.09	1,388.51	813.92	$12,278.27
6140 Marketing Payroll Taxes	1,599.62	1,290.69	1,290.68	2,597.68	2,310.68	2,310.68	2,333.00	2,339.38	1,943.94	1,625.26	6,164.98	6,285.73	$32,092.32
6150 Conferences - S&M	295.00	4,000.00			300.00							399.00	$4,994.00
6160 Facebook or Instagram Ads	14,323.53	16,954.38	15,338.36	17,295.26	17,008.42	31,175.23	34,027.95	37,485.61	38,802.05	30,400.06	32,198.75	36,140.43	$321,150.03
6170 Google Ads	19,771.84	12,482.34	12,596.21	16,694.45	23,152.30	26,152.39	25,933.94	38,908.56	37,792.65	29,470.65	32,783.56	36,229.21	$311,968.10
6180 Other Digital Ads - S&M	1,987.15	2,246.64	3,637.48	3,248.73	2,339.23	2,756.73	2,761.46	2,906.43	5,046.66	3,625.39	2,516.63	4,238.19	$37,310.72
6185 PR	15.00	15.00	15.00	15.00	15.00	12,015.00	10,015.00	12,228.76	10,015.00	5,015.00	2,607.72	2,500.00	$54,471.48
6186 Trade show	12,480.00												$12,480.00
6188 Amazon Advertising	2,910.74	2,934.89	2,523.73	3,431.73	3,594.52	4,152.67	4,064.18	4,007.17	3,469.99	4,393.30	6,050.20	5,874.95	$47,408.07
6190 SaaS and Tools - S&M	2,611.22	3,034.13	2,859.05	6,290.77	3,927.13	3,266.72	3,908.33	3,979.16	4,098.55	3,684.11	3,416.56	2,959.74	$44,035.47

FirePit Inc.

Profit and Loss by Month

January - December 2023

	JAN 2023	FEB 2023	MAR 2023	APR 2023	MAY 2023	JUN 2023	JUL 2023	AUG 2023	SEP 2023	OCT 2023	NOV 2023	DEC 2023	TOTAL
6195 Subcontractors - S&M	5,127.45	9,578.53	5,719.26	5,808.79	5,724.92	6,402.44	8,172.44	6,764.99	8,883.33	10,046.45	7,300.71	7,857.96	$87,387.27
Total 01 Sales & Marketing	**98,189.65**	**90,792.83**	**82,674.38**	**94,911.85**	**99,882.34**	**133,634.81**	**135,194.55**	**153,509.55**	**145,312.93**	**121,463.25**	**110,920.65**	**119,451.79**	**$1,385,808.58**
02 Product Development													$0.00
6220 Product Salaries & Wages	71,809.32	84,509.18	86,432.35	68,179.76	63,974.62	70,199.95	66,351.77	73,645.66	74,529.86	56,186.00	37,114.32	38,653.46	$791,586.25
6230 Product Benefits	1,013.88	879.24	879.24	879.24	879.24	1,244.99	1,244.99	1,244.99	1,748.72	1,634.67	1,548.72	1,668.65	$14,866.57
6240 Product Payroll Taxes	2,932.64	2,625.11	2,631.86	2,685.90	2,634.55	3,115.64	2,579.85	3,066.87	3,106.27	1,594.22	3,333.80	3,947.98	$34,254.69
6241 Product SaaS	304.17	456.21	664.26	1,070.72	1,382.99	590.93	592.76	723.03	607.13	600.65	514.30	1,173.34	$8,680.49
6242 Other Product Development Costs	4,055.29	1,142.65	71.46	71.46	1,340.18	264.85	307.25	733.23	269.47	84.91	98.74	137.94	$8,577.43
Total 02 Product Development	**80,115.30**	**89,612.39**	**90,679.17**	**72,887.08**	**70,211.58**	**75,416.36**	**71,076.62**	**79,413.78**	**80,261.45**	**60,100.45**	**42,609.88**	**45,581.37**	**$857,965.43**
03 General & Administrative Expenses													$0.00
6305 Bank Charges & Fees	193.00	180.40	925.00	359.51	481.47	177.10	127.03	97.50	78.35	2,105.00	93.20	244.09	$5,061.65
6310 Business Insurance									375.91	375.91	375.91	375.91	$1,503.64
6315 General Admin SaaS	11,057.71	11,281.52	11,831.15	14,613.73	14,945.73	11,055.97	19,389.16	14,777.79	16,916.42	18,760.18	15,544.17	23,030.82	$183,204.35
6320 Legal & Professional Services	383.81	1,008.81	4,837.78	6,729.57	6,902.14	996.56	1,658.50	1,008.81	7,296.01	674.00	10,649.00	854.00	$42,998.99
6325 Meals & Entertainment - Employee Happiness	324.67	680.33	799.23	620.55	341.24	1,629.72	475.80	188.55	2,750.47	664.44	147.26	830.01	$9,452.27
6330 Merchant Processing Fees	16,767.95	16,470.25	16,930.71	14,126.14	18,459.96	18,899.68	20,554.86	23,985.01	19,791.66	15,621.91	20,289.30	20,839.17	$222,736.60
6335 Office Supplies	459.52	576.74	2,093.94	1,223.44	2,144.74	1,675.72	5,251.52	13,832.38	10,783.65	2,364.23	735.02	2,230.81	$43,371.71
6338 Utilities	2,126.23	2,126.23	2,126.23	2,126.23	2,179.38	2,179.38	2,179.38	2,179.38	2,179.38	2,179.38	2,179.38	2,179.38	$25,939.96
6340 Other Business Expenses	354.67	749.33	799.95	290.85	1,607.40	747.17	1,491.64	4,218.74	990.51	814.35	305.90	655.90	$13,026.41
6348 Amazon Fees	57.03	181.61	1,022.36	1,241.08	1,048.48	592.94	2,431.02	1,541.58	1,123.38	1,226.73	466.39	2,081.56	$13,014.16
6350 Phone and Internet	810.28	395.80	241.76	249.76	249.76	249.76	249.76	249.76	249.76	252.96	551.92		$3,751.28
6360 Rent & Lease	5,623.00	5,315.88	5,890.88	5,690.88	5,690.88	5,903.48	5,365.88	5,315.88	5,344.88	5,315.88	5,315.88	5,315.88	$66,089.28
6365 Subcontractor - General & Administrative	4,855.82	5,898.48	5,982.90	6,800.48	9,255.48	6,366.36	6,897.58	7,665.34	5,916.61	7,165.39	6,722.47	4,928.11	$78,455.02
6370 Taxes & Licenses	182.29	1,501.29	193.26	993.97	2,656.55	88.97	3,191.38	222.84	227.01	229.91			$9,487.47
6375 Travel	916.04	274.32	789.84	89.65	676.80	462.92	4,509.67	617.75	6,067.05			160.41	$14,564.45
6386 G&A Salaries & Wages	67,054.74	63,850.81	63,009.98	64,656.65	71,284.76	72,669.45	75,916.12	73,011.32	55,032.83	42,301.11	27,023.86	27,373.92	$703,185.55
6387 G&A Benefits	1,270.36	959.93	959.93	959.93	959.93	2,082.51	1,343.46	1,343.46	1,343.46	484.09	1,066.46	566.42	$13,339.94
6390 G&A Payroll Taxes	3,751.28	3,348.15	3,278.39	3,249.14	3,588.29	3,963.89	3,907.59	4,300.88	3,601.40	2,352.41	5,704.23	5,514.97	$46,560.62
6392 Inventory Write-off									40,279.72	38,850.45	-439.34		$78,690.83
Total 03 General & Administrative Expenses	**116,188.40**	**114,799.88**	**121,713.29**	**124,021.56**	**142,472.99**	**129,741.58**	**154,940.35**	**154,556.97**	**180,348.46**	**141,738.33**	**96,731.01**	**97,181.36**	**$1,574,434.18**
Total Expenses	**$294,493.35**	**$295,205.10**	**$295,066.84**	**$291,820.49**	**$312,566.91**	**$338,792.75**	**$361,211.52**	**$387,480.30**	**$405,922.84**	**$323,302.03**	**$250,261.54**	**$262,214.52**	**$3,818,338.19**
NET OPERATING INCOME	$ -108,773.65	$ -83,165.08	$ -142,817.53	$ -100,699.29	$ -121,997.08	$ -123,629.10	$ -158,979.72	$ -77,336.26	$ -194,056.89	$ -123,895.19	$ -42,000.32	$ -50,743.54	$ -1,328,093.65
Other Income													
6600 Other Income	6,261.15		5.35							7,063.27			$13,329.77
Total Other Income	**$6,261.15**	**$0.00**	**$5.35**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$7,063.27**	**$0.00**	**$0.00**	**$13,329.77**
Other Expenses													
6700 Interest Expense	14,544.52	13,593.22	14,697.85	14,329.64	15,873.37	16,099.92	15,044.81	16,468.13	16,099.92	22,297.31	23,811.76	24,215.04	$207,075.49
Total Other Expenses	**$14,544.52**	**$13,593.22**	**$14,697.85**	**$14,329.64**	**$15,873.37**	**$16,099.92**	**$15,044.81**	**$16,468.13**	**$16,099.92**	**$22,297.31**	**$23,811.76**	**$24,215.04**	**$207,075.49**
NET OTHER INCOME	$ -8,283.37	$ -13,593.22	$ -14,692.50	$ -14,329.64	$ -15,873.37	$ -16,099.92	$ -15,044.81	$ -16,468.13	$ -16,099.92	$ -15,234.04	$ -23,811.76	$ -24,215.04	$ -193,745.72
NET INCOME	$ -117,057.02	$ -96,758.30	$ -157,510.03	$ -115,028.93	$ -137,870.45	$ -139,729.02	$ -174,024.53	$ -93,804.39	$ -210,156.81	$ -139,129.23	$ -65,812.08	$ -74,958.58	$ -1,521,839.37

FirePit Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Analysis Checking (0150)	0.00
1020 Capital One (6545)	12,530.74
1030 CHASE CHECKING 4568	185,459.41
1040 Chargify/ Stripe Clearing Account USD	58,307.35
1041 Amazon Clearing Account	12,766.62
1080 PayPal Bank	0.00
1090 Shopify clearing	0.00
Total Bank Accounts	**$269,064.12**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1280 Inventory Asset	285,043.52
1300 Loans To Officers	0.00
1400 Mint Receivables	1,370.00
1450 USMobile receivables	7,150.00
1500 Prepaid Expenses	38,655.24
1720 Stripe Interest prepayment	15,932.52
1760 Undeposited Funds	0.00
1770 Prepaid Sim available	12,464.00
Total Other Current Assets	**$360,615.28**
Total Current Assets	**$629,679.40**
Fixed Assets	
1600 R&D	
1680 Subcontractors - Product R&D	293,322.97
Total 1600 R&D	**293,322.97**
Total Fixed Assets	**$293,322.97**
Other Assets	
1700 Security deposits	11,246.00
1780 Intangible Asset - Domain Name	6,000.00
Total Other Assets	**$17,246.00**
TOTAL ASSETS	**$940,248.37**

FirePit Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	230,950.69
Total Accounts Payable	**$230,950.69**
Credit Cards	
2100 Divvy	25,045.52
2120 Brex Credit Card	0.00
2150 Line of Credit from Clear Co	0.00
Total Credit Cards	**$25,045.52**
Other Current Liabilities	
2300 Dane Inventory Loan	283,000.00
2310 GPT Subscription (Annual)	579.93
2320 Internal Deferred Revenue	489,414.79
2330 Amazon Deferred Revenue	15,741.26
2340 Loan From Equity Trust Company	0.00
2350 Headway Capital, LLC	93,504.75
2360 Loan From Lewis Wight	173,000.00
2370 Quickbooks Loan	32,405.06
2380 Loan From STRATA Trust	0.00
2390 Loan from Itria Capital	109,375.00
2400 Payroll liabilities	0.00
2410 Other Accrued Expenses	845.12
2450 Sales Tax Payable	65,821.29
2500 Short Term Debt	0.00
2550 Stripe loan	83,351.06
Total Other Current Liabilities	**$1,347,038.26**
Total Current Liabilities	**$1,603,034.47**
Long-Term Liabilities	
2650 Convertible Notes Payable	1,797,745.12
2651 Accrued interest	167,130.17
Total 2650 Convertible Notes Payable	**1,964,875.29**
2700 PPP Loan	0.00
Total Long-Term Liabilities	**$1,964,875.29**
Total Liabilities	**$3,567,909.76**
Equity	
3000 Additional Paid-In Capital	265,639.69
3100 Founders Common Shares	40.00
3200 Non-founder Common Stock	0.15
3500 Retained Earnings	-4,240,212.25

	TOTAL
3600 Series Seed 2	
3620 Series Seed-2A Preferred Stock	313,445.21
3640 Series Seed-2B Preferred Stock	547,665.34
3660 Series Seed-2C Preferred Stock	60,000.00
3680 Series Seed-2D Preferred Stock	1,500,000.00
Total 3600 Series Seed 2	**2,421,110.55**
3700 Series Seed-1	
3720 Series Seed-1 Preferred Stock Shares	284,999.84
3740 Series Seed-1 Preferred Stock Shares Received Upon Exchange	145,500.00
Total 3700 Series Seed-1	**430,499.84**
3800 Employee Stock Options	17,100.00
Net Income	-1,521,839.37
Total Equity	**$ -2,627,661.39**
TOTAL LIABILITIES AND EQUITY	**$940,248.37**

Sophie Wang <sophie@wefunder.com>

to me, Chris, Jake, Eric, Compliance ▾

Tue, Apr 18, 2023, 12:28 PM ☆ ↩ ⋮

Hey Peyton,

Thank you for this!

I have discussed with our compliance team. Given that the law is ambiguous on this issue, we take the stance that financials are not needed for the SPV. We have a hard time believing the SEC intended issuers who use an SPV for their raises to waste time and money on financials that would be all 0s.

We appreciate your understanding and look forward to continuing our partnership.

Thanks,
Sophie